VIA EDGAR

March 28, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, NE

Washington, D.C. 20549

Attention:	Edwin Kim Mitchell Austin Morgan Youngwood
Stephen Krikorian

Re:	Ruanyun Edai Technology Inc.
File No. 333-281857 Registration Statement on Form F-1, as amended

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), AC Sunshine Securities LLC, acting as representative of the underwriters, hereby joins Ruanyun Edai Technology Inc. in requesting acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on March 31, 2025, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities Act, please be advised that there will be distributed to each underwriter, who is anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that it has complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

AC Sunshine Securities LLC

By:	/s/ Ying Cui
Name:	Ying Cui
Title:	President and CEO